U 2-20-02

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TES
GE COMMISSION
. 20549

SEC FILE NUMBER
8- 32235

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 1 4 2002 PROCESSING SECTION 456 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER- DEALER: DMG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Great Falls Professional Center, 737 Walker Road, Suite 3
(No. and Street)

Great Falls	VA	22066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Guntle — 703-757-9900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Guntle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMG Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Principal Financial Officer

Title



Notary Public

Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplement Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
DMG Securities, Inc.

We have audited the accompanying statement of financial condition of DMG Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DMG Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
January 17, 2002

Sanville & Company
Certified Public Accountants

DMG SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2001

TABLE OF CONTENTS

DMG SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash in money market fund	$	130,452
Deposit with clearing broker		15,000
Receivable from clearing broker		114,132
Prepaid expenses		18,004
Total assets	$	277,588
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions payable	$	82,280
Income taxes payable		3,383
Total liabilities		85,663
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $.01 par value - 10,000 shares authorized 6,000 shares issued and outstanding		60
Additional paid-in capital		171,040
Retained earnings		20,825
Total stockholder's equity		191,925
Total liabilities and stockholder's equity	$	277,588

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2001

REVENUE	
Commission income - equities	$ 728,265
Commission income - mutual funds	206,165
Net income prior to acquisition (Note 7)	912
Other revenue	27,840
Total revenue	963,182
EXPENSES	
Commission expense	596,422
Clearing charges	40,645
Regulatory fees and expenses	2,730
Management fees (Note 6)	291,524
Other expenses	14,119
Total expenses	945,440
Income before income taxes	17,742
Provision for income taxes	3,383
Net income	$ 14,359

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	6,000	$ 60	$ 156,040	$ 510,715	$ 666,815
Additonal capital contributed	-	-	15,000	-	15,000
Capital withdrawn (Note 7)	-	-	-	(504,249)	(504,249)
Net income	-	-	-	14,359	14,359
Balance at December 31, 2001	6,000	$ 60	$ 171,040	$ 20,825	$ 191,925

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Cash Flows
December 31, 2001

Cash flows from operating activities:		
Net income	$	14,359
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Deposit with clearing broker		(15,000)
Receivable from clearing broker		(64,969)
Receivable from parent company		303,392
Prepaid expenses		377
Increase (decrease) in liabilities:		
Commissions payable		5,646
Accounts payable and accrued expenses		(21,290)
Income taxes payable		3,383
Net cash provided by operating activities		225,898
Cash flows from financing activities:		
Additional capital contributed		15,000
Capital withdrawn prior to acquisiton		(504,249)
Net cash expended in financing activities		(489,249)
Net decrease in cash		(263,351)
Cash at beginning of year		393,803
Cash at end of year	$	130,452
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

DMG Securities, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Rossmore & Co. Rossmore & Co. acquired the Company on April 25, 2001.

The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income taxes - The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

3. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with Fiserv Securities, Inc. Under the agreement the Company maintains a clearing deposit of $15,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (K)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Fiserv Securities, Inc.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and capital requirements of $171,312 and $50,000 (minimum), respectively. The Company's net capital ratio was .5 to 1.

6. TRANSACTIONS WITH AFFILIATES

The Company has a management agreement with Rossmore & Co. Under such agreement Rossmore & Co. provides office space, furniture and equipment, executive staff, and other general business services to the Company for a monthly fee that is determined by Rossmore & Co. For the year ended December 31, 2001 the Company incurred a fee of $291,524.

7. ACQUISITION OF THE COMPANY

As discussed in Note 1, the Company was acquired April 25, 2001 by Rossmore & Co. The Company maintained its broker dealer registration. The Company has included in its Statement of Income the net income of the Company prior to the acquisition by Rossmore & Co. The prior sole shareholder, JW Genesis Financial Corp., withdrew $504,249 of equity capital prior to the sale of the Company to Rossmore & Co.

Schedule I

DMG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 191,925
Deduct stockholder's equity not allowable for Net Capital:	-
Total stockholder's equity qualified for Net Capital	191,925
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	18,004
Total non-allowable assets	18,004
Net Capital before haircuts on securities positions	173,921
Trading and investment securities:	
Money market fund	2,609
Net Capital	$ 171,312

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	
Commissions payable	$ 82,280
Income taxes payable	3,383
Total aggregate indebtedness	$ 85,663
Percentage of aggregate indebtedness to Net Capital	50%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

DMG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Dedember 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $85,663)	$	5,711
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	50,000
Net Capital requirement	$	50,000
Excess Net Capital	$	121,312
Excess Net Capital at 1000%	$	162,746

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

DMG SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686
MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
DMG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DMG Securities, Inc. ("the Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
January 17, 2002